UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING
(Amendment No. “ ”)

Blackrock Kelso Capital Corp.

(NAME OF ISSUER)

Common Stock

(TITLE CLASS OF SECURITIES)

092533108

(CUSIP NUMBER)

12/31/09

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☒  RULE 13D-1(B)
☐  RULE 13D-1(C)
☐  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 092533108	PAGE 2 OF 6

1.	NAME OF REPORTING PERSON/EIN
Promark Investment Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

NOT APPLICABLE	A ☐
B ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, New York

5.	SOLE VOTING POWER
SHARES	0

6.	SHARED VOTING POWER
SHARES	3,493,570

7.	SOLE DISPOSITIVE POWER
SHARES	0

8.	SHARED DISPOSITIVE POWER
SHARES	3,493,570

9.	TOTAL BENEFICIALLY OWNED
SHARES	3,493,570

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.19%

12.	TYPE OF REPORTING PERSON*
IA, CO

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SCHEDULE 13G	PAGE 3 OF 6

ITEM 1.

(A)	NAME OF ISSUER
Blackrock Kelso Capital Corp.  (‘BKCC’)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
40 East 52nd Street
New York, NY  10022

ITEM 2.

(A)	NAME OF PERSON FILING

(i)	Promark Investment Advisors, Inc.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE
i)	Promark Investment Advisors, Inc.
767 Fifth Avenue
New York, NY 10153
(C)	CITIZENSHIP
(i)	Promark Investment Advisors, Inc. – Delaware

(D)	TITLE CLASS OF SECURITIES
Common Stock

(E)	CUSIP NUMBER
092533108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(select either E or F)

(E)	☒	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of Promark Investment Advisors, Inc.)

(F)	☒	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust)

SEE SECTION 240.13d-1(b)(1)(ii)(F)

ITEM 4.	OWNERSHIP
Promark Investment Advisors, Inc. is registered as an investment adviser under the Investment Advisers Act of 1940.  Its principal business is providing investment advice and investment management services with respect to the assets of one or more employee benefit plans (“Plans”) and of certain direct and indirect subsidiaries of General Motors Company and other entities.  Promark Investment Advisors, Inc. is referred to herein as the “Reporting Person.”

Promark Investment Advisors, Inc. has the responsibility to select and terminate investment managers with respect to the Plans.  It also itself manages certain assets of the Plans. Promark Investment Advisors, Inc. has discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of Promark Investment Advisors, Inc.’s management of certain assets of the Plans, the following information is being provided as of December 31, 2009 with respect to such securities of the Issuer under management by Promark Investment Advisors, Inc. for the benefit of the Plans (1):

(A)	AMOUNT BENEFICIALLY OWNED
(i)	Promark Investment Advisors, Inc.	3,493,570

(B)	PERCENT OF CLASS
(i)	Promark Investment Advisors, Inc.	6.19%

(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE
0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE -
Same as set forth under Item 4 (a) above
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION -
0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF –
Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities.  Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement (“Additional Securities”).  The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of Promark Investment Advisors, Inc. (although the appointment of such investment managers is subject to authorization of and termination by Promark Investment Advisors, Inc. as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

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(footnotes)
(1) Pursuant to Rule 13d-4.  The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER `PERSON.

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2010

PROMARK INVESTMENT ADVISORS, INC.

By:	/S/ Milla Krasnopolsky
Name: Milla Krasnopolsky
Title: Managing Director